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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-9/A

                               (AMENDMENT NO. 1)


                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           SUPER FOOD SERVICES, INC.

                           (Name of Subject Company)

                           SUPER FOOD SERVICES, INC.

                      (Name of Person(s) Filing Statement)

                    Common Shares, $1.00 Par Value Per Share

                         (Title of Class of Securities)

                            ------------------------
                                  867 884 10 8

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                JOHN DEMOS, ESQ.

                         Secretary and General Counsel

                           Super Food Services, Inc.

                              3233 Newmark Drive,

                               Dayton, Ohio 45342

                                (937) 439-7500

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                             J. MICHAEL HERR, ESQ.

                           Thompson Hine & Flory LLP

                          2000 Courthouse Plaza, N.E.

                            Dayton, Ohio 45401-8801

                                 (937) 443-6600

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This Amendment No. 1 amends and supplements the Solicitatation/recommendation to Schedule 14D-9 filed on October 9, 1996 (as amended to date, the "Schedule 14D-9") by Super Food Services, Inc., a Delaware Company (the "Company") in connection with Offer made by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Nash-Finch Company, a Delaware Corporatoin (the "Parent"). Each of the defined terms used in this Amendment No. 1 has the meaning assigned to it in the Schedule 14D-9.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    (1) Agreement and Plan of Merger, dated as of October 8, 1996, among the Company, Parent and Purchaser.*

    (2) Letter to stockholders of the Company dated October 9, 1996.*

    (3) Opinion of Lazard Freres & Co. LLC dated October 8, 1996.**

    (4) Text of Press Release dated October 8, 1996.*

    (5) Stockholder Agreement dated as of October 8, 1996 among the Parent, Purchaser and Tendering Stockholders.*

    (6) First Amendment to Rights Agreement.*

    (7) Amendment to Employment Agreement of Jack Twyman.*

    (8) Amendment to Employment Agreement of John Demos.*

    (9) Confidentiality Agreement between the Company and the Parent dated February 29, 1996.*

    (10) Amendment 2 to the Company's Supplemental Executive Retirement Plan.*

    (11) Text of Press Release dated October 9, 1996.*

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 * Previously Filed
** Filed herewith

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 1996                    By:           /s/ JACK TWYMAN
                                            ------------------------------------

                                              Name: Jack Twyman

                                              CHAIRMAN OF THE BOARD AND
                                              CHIEF EXECUTIVE OFFICER

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